FORM 61

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER     TERYL RESOURCES CORP.

ISSUER’S ADDRESS     185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER     (604) 278-5996

CONTACT PERSON     JOHN ROBERTSON

CONTACT’S POSITION     PRESIDENT

CONTACT’S TELEPHONE NUMBER     (604) 278-5996

FOR QUARTER ENDED     AUGUST 31, 2000

DATE OF REPORT     OCTOBER 11, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“JOHN ROBERTSON”	00/10/11
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

“BRIAN CHERRY”	00/10/11
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended August 31, 2000

(Unaudited)
(Prepared by Management)

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
for the three months ended August 31, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
ASSETS

Current Assets:
Cash and cash equivalents	170,415	37,552
Prepaids, accounts and accrued receivables	7,188	3,578
Advances to related companies	283,999	285,201
	461,602	326,331
Investments	7,625	40,295
Office Equipment - net of accumulated amortization	7,168	8,017
Oil and Gas Interests	7,764	15,297
Mineral properties	168,413	274,781
Deferred exploration expenses	1,038,026	1,182,493
Incorporation	1,379	1,379
	1,691,977	1,848,593
LIABILITIES
Current
Accounts payable	16,296	40,728
Accrued liabilities	34,472	39,536
Debenture and accrued interest payable	150,000	150,000
Estimated liability for income and capital taxes	820	798
Advances from related companies	238,849	320,886
	440,437	551,948
SHAREHOLDERS' EQUITY
Capital stock	6,020,427	5,994,927
Subscriptions received	146,044	146,044
Deficit	(4,914,931)	(4,844,326)
	1,251,540	1,296,645
	1,691,977	1,848,593

Approved by the Directors:

“JOHN ROBERTSON”                                                            J. Robertson

“BRIAN CHERRY”                                                                  B. Cherry

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
for the three months ended August 31, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
Revenue	1,513	2,122
Expenses
Operating Expenses	1,336	2,085
Depletion of wells	1,883	1,883
	3,219	3,968
Net Loss from Oil and Gas Operations	(1,706)	(1,846)
Interest earned	1,709	280
	3	(1,566)
Expenses
Accounting and legal	950	6,980
Amortization	377	1,415
Bank charges	257	180
Filing fees	1,079	1,109
Interest on debenture	3,705	3,704
Management and directors fees	7,500	7,500
Office	5,766	4,872
Publicity, promotion and investor relations	-	356
Telephone	7,184	-
Transfer agent fees	620	735
	27,438	26,851
Net loss for the period	(27,435)	(28,417)
Other
Gain on sale of marketable security	218,604
Foreign exchange loss/gain	(220)	386
Net Income (Loss ) for the period	190,949	(28,031)
Deficit, beginning of the period	(5,105,880)	(4,816,295)
Deficit, end of the period	(4,914,931)	(4,844,326)

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
for the three months ended August 31, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
Exploration Expenditures
Legal, recording and registry	-	8,133
	-	8,133
Gil Venture:
Phase II exploration	-	11,939
Deferred expenditures for the period	-	20,072
Deferred expenditures, beginning of period	1,038,026	1,162,421
Deferred expenditures, end of period	1,038,026	1,182,493

Allocation of Deferred Expenditures
Stepovitch Lease	1,001	1,001
Amad property	-	307,524
Westridge property	262,693	276,720
Gil Venture	774,332	597,248
	1,038,026	1,182,493

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended August 31, 2000
(Unaudited)
(Prepared by Management)

	2000	1999
	$	$
Cash provided by (used in)
Operations
Net Income ( Loss )	190,949	(28,031)
Items not involving cash:
Gain on sale of marketable securities	(218,604)	-
Depletion of wells	1,883	1,883
Amortization	377	1,415
Changes in non-cash working capital items	(7,413)	(4,337)
	(32,808)	(29,070)
Financing
Sale proceeds of marketable securities	236,320	-
Advances from related companies	(44,822)	840
	191,498	840
Investing
Deferred exploration and development expenses	-	(20,072)
	-	(20,072)

Increase (Decrease) in Cash	158,690	(48,302)

Cash, beginning of period	11,725	85,854

Cash (Deficiency), end of Period	170,415	37,552

Note 1.

Advances to Related Companies consist of the following:

LinuxWizardry Systems, Inc.	891
Blue Crow Internet Co. Ltd	621
International Diamond Syndicate Ltd.	282,487
283,999

The Company has advanced funds to International Diamond Syndicate Ltd. to pay their 40% share of an exploration program on their mineral claims, for incorporation and legal costs.

LinuxWizardry Systems, Inc. is a public company listed on the OTC Bulletin Board in the United States. International Diamond Syndicate Ltd. is a private company having no quoted market. The Company owns 40% of the issued shares of International Diamond Syndicate Ltd. and management feels the value of its investment exceeds the cost of the shares.

LinuxWizardry Systems, Inc. - 15,880 shares - at cost	4,025

International Diamond Syndicate - 40 shares - at cost	3,600

7,625